Exhibit 99.1

ASX ANNOUNCEMENT

ASX APPENDIX 4C

QUARTERLY CASH FLOW REPORT

FOR THE QUARTER ENDED 30 SEPTEMBER 2015

Sydney Australia, 30 October 2015: Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) today lodged with ASX the attached Appendix 4C quarterly cash flow report for period ended 30 September 2015.

Benitec held $32.4 million in cash at 30 September 2015, compared to $21.8 million at 30 June 2015. Net operating cash flow for the quarter was ($7.1) million, and included scientific and business development expenditure of $4.2 million.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com.

Company	Investor relations	United States
Carl Stubbings Chief Business Officer Tel: +61 (2) 9555 6986 Email: cstubbings@benitec.com	Kyahn Williamson Buchan Consulting Tel: +61 (3) 9866 4722 Email: kwilliamson@buchanwe.com.au	Tiberend Strategic Advisors, Inc. Joshua Drumm, Ph.D. (Investors) Tel: +1 212 375 2664 Email: jdrumm@tiberend.com Andrew Mielach (Media) Tel: +1 212 375 2694 Email: amielach@tiberend.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with labs in Hayward, CA (USA) and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis C and B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain and retinitis pigmentosa.